UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*

ChinaEDU Corporation

(Name of Issuer)

Ordinary Shares in the form of American Depositary Shares

(Title of Class of Securities)

16945L107

(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 9,905,892 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 9,905,892 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,905,892 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.41% [2]		
14	TYPE OF REPORTING PERSON PN		

[1] As of December 18, 2012, the Reporting Person beneficially owns 3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

[2] Based on 53,804,980 Ordinary Shares outstanding as of December 31, 2011; as reported on the Company’s Form 20-F filed on April 27, 2012.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 9,905,892 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 9,905,892 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,905,892 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.41% [2]		
14	TYPE OF REPORTING PERSON IA		

[1] As of December 18, 2012, the Reporting Person beneficially owns 3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

[2] Based on 53,804,980 Ordinary Shares outstanding as of December 31, 2011; as reported on the Company's Form 20-F filed on April 27, 2012.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 9,905,892 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,905,892 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,905,892 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.41% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of December 18, 2012, the Reporting Person beneficially owns 3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

[2] Based on 53,804,980 Ordinary Shares outstanding as of December 31, 2011; as reported on the Company's Form 20-F filed on April 27, 2012.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 9,905,892 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 9,905,892 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,905,892 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.41% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of December 18, 2012, the Reporting Person beneficially owns 3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

[2] Based on 53,804,980 Ordinary Shares outstanding as of December 31, 2011; as reported on the Company's Form 20-F filed on April 27, 2012.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 9,905,892 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 9,905,892 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,905,892 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.41% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of December 18, 2012, the Reporting Person beneficially owns 3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

[2] Based on 53,804,980 Ordinary Shares outstanding as of December 31, 2011; as reported on the Company's Form 20-F filed on April 27, 2012.

1	NAMES OF REPORTING PERSONS. Brandon D. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 9,905,892 [1]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 9,905,892 [1]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,905,892 [1]		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.41% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] As of December 18, 2012, the Reporting Person beneficially owns 3,301,964 American Depositary Shares, representing 9,905,892 underlying Ordinary Shares.

[2] Based on 53,804,980 Ordinary Shares outstanding as of December 31, 2011; as reported on the Company's Form 20-F filed on April 27, 2012.

Explanatory Note

The Reporting Persons previously filed a Schedule 13G on February 17, 2009, as subsequently amended on February 16, 2010, February 15, 2011, and June 10, 2011. The Reporting Persons later filed a Schedule 13D (the "Group 13D") jointly with the Aegir Parties and the Lake Union Parties (as such terms are defined in the Group 13D) on August 17, 2011, as subsequently amended on October 14, 2011, December 12, 2011, December 15, 2011, January 12, 2012, May 7, 2012, July 9, 2012 and August 17, 2012 (the "Group Amendments"). This Schedule 13D amends and supplements all of the above described filings with respect to the Reporting Persons.

The Reporting Persons, the Aegir Parties and the Lake Union Parties may be deemed to be members of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of an agreement among the three parties and Stifel, Nicolaus & Co. ("Stifel"), as further described in Item 4 below. The Reporting Persons disclaim any and all voting and/or dispositive power with respect to any Ordinary Shares held by any of the Aegir Parties and the Lake Union Parties.

Item 1.   **Security and Company**

This schedule relates to ordinary shares ("Ordinary Shares") in the form of American Depositary Shares ("ADS"), issued by ChinaEDU Corporation (the "Issuer" or the "Company"), the principal executive office of which is located at 4th Floor-A, GeHua Building, No. 1 QinglongHutong, Dongcheng District, Beijing, 100007 People's Republic of China.

Item 2.   **Identity and Background**

(a) (c) and (f)

This Schedule 13D is being filed by Columbia Pacific Opportunity Fund, L.P. (the "Fund"), a Washington limited partnership; Columbia Pacific Advisors LLC, (the "Advisor"), a Washington limited liability company; Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons"). The Fund is an investment fund; the Advisor is the advisor and sole general partner of the Fund; Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty serve as the managing members of the Advisor.

(b)   The business address of the Reporting Persons is:
1910 Fairview Avenue East
Suite 200
Seattle, WA 98102-3620

(d)-(e)   None of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. **Source and Amount of Funds or Other Consideration.**

The Ordinary Shares in the form of ADS reported herein by the Reporting Persons were acquired by the Reporting Persons for an approximate aggregate amount of $18,601,895, and were acquired with the investment capital of the Reporting Persons.

Item 4. **Purpose of Transaction.**

The Reporting Persons acquired their interests in the Company between August 7, 2008 and December 17, 2012, and presently hold approximately 18.41% of the Company's Ordinary Shares in the form of ADS. The purchases of the ADS were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Company.

In August 2011, the Reporting Persons, the Aegir Parties and the Lake Union Parties (the "Committee Members") formed The ChinaEDU Value Realization Committee (the "Committee") in order to work with the board of directors of the Company to enhance shareholder value by exploring avenues for the sale of the Company to potential strategic and financial buyers, as more fully described in the Group 13D and the Group Amendments.

In August 2012, the Committee Members engaged Stifel to act as their exclusive financial advisor with respect to the sale of their investments in the Company. In seeking a possible sale of the Committee Members' interests in the Company, Stifel has, among other things, engaged in discussions with third parties and the Company concerning a possible sale of the Committee Members' interests in the Company. No agreement has been reached for the sale of such interests or as to the price or time at which such interests might be sold, but discussions are continuing. The foregoing summary of Stifel's engagement is qualified by reference to the text of the letter agreement filed as Exhibit 99.3 hereto and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including the Company's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Company's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Company or dispose of some or all of the securities of the Company beneficially owned by them, or take any other actions with respect to their investment in the Company permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. **Interest in Securities of the Issuer.**

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares in the form of ADS held by other Reporting Persons, except as expressly set forth below.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition. Mr.

Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Advisor, which is the sole general partner and primarily responsible for all investment decisions regarding the Fund's investment portfolio. As a result of such role and otherwise by virtue of their relationship to the Fund and the Advisor, each may be deemed to have sole voting and dispositive power over the Ordinary Shares in the form of ADS directly beneficially owned by the Fund and, accordingly, may be deemed to indirectly beneficially own such shares. Each of the Reporting Persons disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(c)   The trading dates, number of Ordinary Shares in the form of ADS purchased and price per share for all transactions in the Ordinary Shares in the form of ADS in the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Exhibit 99.1.

(d)   Not applicable.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information concerning the letter agreement with Stifel described in Item 4 hereto and filed as Exhibit 99.3 hereto is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Transactions by the Fund During the Past 60 Days.
99.2	Joint Filing Agreement among the Reporting Persons, dated February 14, 2011 *
99.3	Letter Agreement, dated August 16, 2012 by and between Stifel, Nicolaus & Company, Incorporated, Columbia Pacific Opportunity Fund, L.P., Lake Union Capital Fund, LP New Vernon Aegir Master Fund, Ltd., Trent Stedman and Thomas Patrick. **

*   Incorporated by reference from Amendment No. 2 to the Schedule 13G/A, filed by the Reporting Persons with respect to Ordinary Shares of the Company on February 15, 2011
**   Incorporated by reference from Amendment No. 7 to the Group 13D, filed on August 17, 2012

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2012

                        Columbia Pacific Opportunity Fund, L.P.

By: Columbia Pacific Advisors, LLC

            ___/s/ Alexander B. Washburn_____

Name: Alexander B. Washburn

Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: December 18, 2012

                        Columbia Pacific Advisors, LLC

            ___/s/ Alexander B. Washburn_____

Name: Alexander B. Washburn

Title: Managing Member of Columbia Pacific Advisors, LLC

Dated: December 18, 2012

            _/s/ Alexander B. Washburn_____

Name: Alexander B. Washburn

Dated: December 18, 2012

            _/s/ Daniel R. Baty_____

Name: Daniel R. Baty

Dated: December 18, 2012

            _/s/ Stanley L. Baty_____

Name: Stanley L. Baty

Dated: December 18, 2012

            _/s/ Brandon D. Baty_____

Name: Brandon D. Baty

EXHIBIT 99.1

TRANSACTIONS BY THE FUND DURING THE PAST 60 DAYS

Date	Transaction	Number of ADS [1] Purchased	Underlying Ordinary Shares of such ADS	Approximate Price Per ADS (excluding commissions)
10/19/2012	BUY	5,120	15,360	5.82
10/22/2012	BUY	7,200	21,600	5.87
10/23/2012	BUY	300	900	5.97
10/24/2012	BUY	2,700	8,100	5.90
10/26/2012	BUY	800	2,400	5.91
10/31/2012	BUY	300	900	5.86
11/01/2012	BUY	1,100	3,300	5.95
11/02/2012	BUY	200	600	6.01
11/05/2012	BUY	300	900	6.01
11/06/2012	BUY	300	900	6.02
11/08/2012	BUY	200	600	5.97
11/09/2012	BUY	100	300	6.00
11/12/2012	BUY	100	300	6.03
11/13/2012	BUY	1,800	5,400	5.91
11/15/2012	BUY	18,483	55,449	5.50
11/16/2012	BUY	700	2,100	6.03
11/19/2012	BUY	6,300	18,900	5.94
11/20/2012	BUY	800	2,400	5.87
11/21/2012	BUY	4,100	12,300	5.84
11/23/2012	BUY	5,000	15,000	5.79
11/26/2012	BUY	5,100	15,300	5.85
11/27/2012	BUY	6,300	18,900	5.86
11/28/2012	BUY	21,600	64,800	5.83
11/29/2012	BUY	2,100	6,300	5.85
11/30/2012	BUY	4,000	12,000	5.82
12/03/2012	BUY	1,300	3,900	5.81
12/04/2012	BUY	1,459	4,377	5.79
12/05/2012	BUY	1,400	4,200	5.79
12/06/2012	BUY	2,000	6,000	5.70
12/07/2012	BUY	1,300	3,900	5.67
12/10/2012	BUY	300	900	5.72
12/12/2012	BUY	200	600	5.80
12/13/2012	BUY	1,000	3,000	5.76
12/14/2012	BUY	2,875	8,625	5.71
12/17/2012	BUY	805	2,415	5.65

[1] American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share